

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 24, 2009

Mr. Roger A. Van Voorhees
President/Chief Executive Officer
Sterling Mining Company
2201 N. Government Way, Ste E
Coeur d'Alene, ID 83814

>   **Re: Sterling Mining Company**
>   **Form 8-K**
>   **Filed January 22, 2009**
>   **Form 8-K/A1**
>   **Filed March 24, 2009**
>   **File No. 000-51669**

Dear Mr. Van Voorhees:

        We have completed our review of your Form 8-K and related filings, and have no further comments at this time.

>   Sincerely,

>   Donald F. Delaney
>   Senior Staff Accountant